December 17, 2021

VIA EDGAR
Ms. Keira Nakada
Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
Washington, D.C. 20549

Re:    Golden Entertainment, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2020
        Filed March 12, 2021
        File No. 000-24993
Form 10-Q for the Fiscal Quarter Ended September 30, 2021
Filed November 5, 2021
Response dated October 22, 2021
File No. 000-24993
Telephone discussion on December 13, 2021

Dear Ms. Nakada:

Golden Entertainment, Inc. (the “Company”) would like to provide further clarification of our responses to certain questions raised in the SEC Staff’s comment letter dated November 9, 2021 (the “Letter”). For ease of reference, we have set forth the Staff’s comments included in the Letter in bold font and the Company’s responses below.

Form 10-K for the Fiscal Year Ended December 31, 2020

Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page 51

1.Your response to comment 2 states that both you and the third-party business location hold an applicable gaming license under the participation agreements. Please tell us and disclose the specific type of gaming license that each party holds. Also, tell us and disclose the key difference(s) between the participation agreements and space lease agreements with revenue share provisions.

Response:

The number of space lease agreements with revenue share provisions has been and continues to be insignificant to the Company (approximately 25 out of approximately 1,100 locations as of September 30, 2021), nor it is expected to be significant in the future. Under the space lease agreements with revenue share provisions, we hold the applicable gaming license to conduct gaming at the third-party business location and the business location is required to obtain separate regulatory approval to receive a percentage of the gaming revenue. Such arrangements are short-term in nature and at times are executed with the third-party locations that may require additional time to obtain a full gaming license.

Due to the insignificance of such arrangements to the Company’s distributed gaming operations, in its future filings the Company will group these arrangements into our general description of participation agreements.

Note 15 - Segment Information, page 74

2.We read your responses and revised disclosures related to comments 4 and 5. Please tell us in greater detail how you determined that each of your aggregated operating segments have similar regulatory environments and similar economic characteristics. Refer to ASC 280-10-50-11 and ASC 280-10-55-7A through 55-7C. Please also confirm that you will continue to provide the segment disclosures discussed in ASC 280-10-50-22(c) through (j), as applicable, without presenting a second measure of segment profit in the ASC 280 segment footnote.

Response:

We appreciate the time you spent with us to review our current segment disclosures on December 13, 2021. We are still considering how best to address your concerns but will provide you additional detail on our proposed revised segment reporting by December 24th.

Please contact me as needed with any questions to this response. I can be reached at 702-891-4266 or at cprotell@goldenent.com. We appreciate your ongoing dialog with the Company on this matter.

Regards,

/s/ Charles H. Protell

Charles H. Protell
Golden Entertainment, Inc.
President and Chief Financial Officer

Cc: Ryan H. Cupersmith, Ernst & Young LLP
Steven Stokdyk, Latham & Watkins LLP
Ann Buckingham, Latham & Watkins LLP
Tom Haas, Golden Entertainment, Inc., Senior Vice President & Chief Accounting Officer